Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Era Anagnosti
Division of Corporation Finance

May 12, 2017

Re:	Lazard Group LLC
Registration Statement on Form S-3
Filed May 2, 2017
Registration No.333-217599

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lazard  Group LLC (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. Eastern time on Tuesday, May 16, 2017, or as soon as practicable thereafter.

In making this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Erik R. Tavzel at (212) 474-1796 or Alex L. Winkelman at (212) 474-1386, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Lazard Group LLC

By:	/s/ Scott D. Hoffman
Name: Scott D. Hoffman
Title: Managing Director and General Counsel